Exhibit 99.1

Ur-Energy Successfully Completes Delineation
of Lost Creek Mine Unit #2

Denver, Colorado (Market Wire – March 17, 2010) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) is pleased to announce that the 2009/2010 delineation drilling program at Ur-Energy’s Lost Creek in-situ uranium project in Wyoming has exceeded expectations.  More than sufficient uranium resource has been identified to ensure continuous production after start up.

The 2009/2010 drill program was focused on delineating a second production well field (Mine Unit #2) in the HJ horizon, the primary resource unit at Lost Creek.  During the eight month program from July 2009 through February 2010, 298 holes totaling 213,040 feet (64,935 meters) of delineation and monitor well drilling were completed.  To date, Ur-Energy has completed 1048 drill holes totaling 690,828 feet (210,567 meters) on its Lost Creek property.

The HJ horizon within Mine Unit #2 contains several mineralized horizons or roll fronts.  GT’s (grade X thickness) are comparable with the property as a whole with ore intercepts in the range of 0.30 to 1.84.  The average thickness of individual mineralized roll fronts in the HJ horizon is 12.3 feet (3.8 meters).

The 2009/2010 program included the installation of 21 wells for monitor and pump test data collection of the underlying mineralized KM horizon.  The current applications being reviewed by the federal and state regulatory agencies are to permit production for the Lost Creek deposit only from the HJ horizon.  The monitor well and pump test data are necessary for inclusion in the permit amendment application, which is under preparation, to mine the KM horizon.

Steve Hatten, Engineering Manager, commented “We now have more than the first three years of uranium production blocked out as recoverable pounds for detailed engineering of the first two well fields.  This gives us a head start on development plans for laying out production and injection well patterns, pipelines, header houses and associated infrastructure.”

The Lost Creek processing plant is designed to produce two million pound per year.  One million pounds of uranium will be coming directly from mine units at Lost Creek and an additional one million pounds of capacity will be available for uranium bearing resins delivered from satellite mines in the region.  Plant construction is estimated to take six months with long lead-time items already ordered and being fabricated.

Ur-Energy’s objective is to delineate and maintain three mine units ahead of permitting and production at all times.  Each mine unit is being designed to address 1 to 2 million pounds of recoverable U3O8.  A major drilling program is planned in the last half of 2010 to delineate Mine Unit #3.

Bill Boberg, CEO & President stated “I am proud of our Lost Creek team and their efforts in preparing the detailed mining plans so that when all the permits are approved we can rapidly and efficiently move forward with development and production including completing the hiring and  training of the mine work staff.”

W. William Boberg, President and CEO, a Professional Geologist, and Qualified Person as defined by National Instrument 43-101, supervised the preparation of and reviewed the technical information contained in this release.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588	Bill Boberg, President and CEO 303-269-7755 866-981-4588

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. timetables at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and all other necessary permits and regulatory authority related to Lost Creek; procurement and construction plans, and the sustainability and timeline of Lost Creek production) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.